

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

<u>Via E-mail</u>
Anita Soni
Director Finance
Mahanagar Telephone Nigam Limited
12th Floor
Jeevan Bharati Building, Tower-1
124 Connaught Circus, New Delhi 110001
India

> **Re: Mahanagar Telephone Nigam Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed September 29, 2011**
> **File No. 333-13944**

Dear Ms. Soni:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director